UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to             .

Commission file number: 0-20828

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Danka 401(k) Profit Sharing Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Danka Business Systems PLC,

11101 Roosevelt Boulevard,

St. Petersburg, Florida 33716.

REQUIRED INFORMATION

Item 4.	Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

DANKA 401(K) PROFIT SHARING PLAN

Financial Statements and Schedule

December 31, 2003 and 2002

(With Independent Registered Public Accounting Firms Reports Thereon)

DANKA 401(K) PROFIT SHARING PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

  Danka 401(k) Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of the Danka 401(k) Profit Sharing Plan as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

July 9, 2004

Report of Independent Registered Public Accounting Firm

The Plan Trustees

Danka 401(k) Profit Sharing Plan:

We have audited the accompanying statement of net assets available for benefits of Danka Office Imaging Company 401(k) Profit Sharing Plan, (now known as Danka 401(k) Profit Sharing Plan) (the Plan) as of December 31, 2002, and the related statement of changes in net assets available for benefit for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/S/    KPMG LLP

Tampa, Florida

May 20, 2003

Danka 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets

Investments at fair value
Common stocks	$38,362,231	45,482,596
Common trusts	65,473,527	60,124,808
Mutual funds	104,201,055	82,355,230
Participants’ loans	5,904,699	6,020,488

Total investments	213,941,512	193,983,122

Accrued interest income	75,346	73,017
Cash	191,081	128,784
Participants’ contributions receivable	803,855	905,869

Total assets	215,011,794	195,090,792

Liabilities

Refunds payable	9,247	—

Total liabilities	9,247	—

Net assets available for benefits	$215,002,547	195,090,792

See accompanying notes to the financial statements

Danka 401(k) Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2003 and 2002

	2003	2002
Additions to net assets attributed to:
Investment Income:
Interest	$346,964	$447,667
Dividends	3,581,973	3,718,072
Net appreciation in fair value of investments	26,255,678	18,012,493

Total investment income	30,184,615	22,178,232

Contributions:
Participants’	10,304,392	15,068,894
Employer	1,291,500	2,600,058

Total contributions	11,595,892	17,668,952

Total additions	41,780,507	39,847,184

Deductions from net assets attributed to:
Participants’ distributions	21,838,773	20,857,415
Administrative expenses	29,979	27,132

Total deductions	21,868,752	20,884,547

Net increase	19,911,755	18,962,637
Net assets at beginning of year	195,090,792	176,128,155

Net assets at end of year	$215,002,547	$195,090,792

See accompanying notes to financial statements

Danka 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2003 and 2002

(1)	Description of the Plan

The Danka 401(k) Profit Sharing Plan (the Plan) was adopted by Danka Office Imaging Company (the Sponsor or Employer) on August 8, 1984, effective January 1, 1984. The following description of the Plan provides only general information. The Plan document should be referred to for a complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan that contains an employee salary deferral arrangement under Internal Revenue Code Section 401(k). Employees are eligible to participate immediately as of the first payroll date following their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (ERISA).

(b)	Amendments

The Plan has been amended at various times, including an amendment in January 1994, creating the Danka Business Systems PLC Fund. On April 1, 1996, the Employer changed its name from Danka Industries, Inc. to Danka Corporation. During 1998, the Danka Corporation 401(k) Plan changed its name to Danka Office Imaging Company 401(k) Profit Sharing Plan.

In October 1999, Danka Office Imaging Company amended its matching policy from a cash match to a match in Danka Business Systems PLC common stock, which was a discretionary match. The change was effective as of February 1, 1999. All employer contributions from February 1999 through October 2000 were in Danka Business Systems common stock. Effective November 1, 2000, the Company suspended the employer match until further notice.

Effective April 1, 2001, Danka Office Imaging Company amended the plan to reinstate employer-matching contributions. The amount of the match is discretionary and will depend in part on the extent to which Danka satisfies its EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) and other financial targets for the respective fiscal year. In addition, the Danka Office Imaging Company 401(k) Plan changed its name to the Danka 401(k) Profit Sharing Plan.

In December 2003, Danka Office Imaging Company amended the plan. The amendment was effective as of January 1, 2003, and changed the matching contribution formula into a discretionary matching contribution formula and more clearly defined which participants are not eligible to share in the matching contribution allocation. The amendment also changed the Actual Deferred Percentage and the Actual Contribution Percentage testing method.

In December 2003, Danka Office Imaging Company adopted an amendment to the Plan to reflect recently issued Treasury Regulations regarding age 70 1/2 required minimum distributions. This change was effective January 1, 2003.

Danka 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2003 and 2002

(c)	Contributions

The Plan provides that contributions each year will consist of (a) voluntary employee contributions equal to the amount of total compensation that each participant has elected to defer (which may range from 1% to 15% of the participant’s gross compensation) and (b) a discretionary employer-matching contribution, as approved by the Board of Directors. Total elective deferrals for any individual participant cannot exceed $12,000 for 2003 and $11,000 for 2002. In the case of certain highly compensated individuals, additional restrictions may be applicable. Participants that are over the age of 50 or reach the age of 50 during the Plan year may be eligible to make additional catch-up contributions of up to $2,000 in 2003 and $1,000 in 2002.

Contributions are credited to the individual account of each participant. The Plan allows participants to direct the investment of their contributions into 32 different investment options including Danka Business Systems PLC common stock. Employer contributions are recorded in the Plan year of Board approval.

(d)	Participant Accounts

Each participant’s account is self-directed and is credited with the participant’s contribution, the Sponsor’s matching contribution, if applicable, and an allocation of Plan earnings and investment gains or losses on Plan investments. Allocations of earnings and investment gains or losses are based on the participant’s account balance valued on a daily basis.

(e)	Forfeitures

At December 31, 2003 and 2002, forfeited nonvested accounts totaled $513,436 and $475,278, respectively. Forfeitures generated during 2003 and 2002 were $67,672 and $85,030, respectively. Forfeiture accounts are used to reduce the amount the Company is required to contribute under terms of the Plan and to pay plan expenses. During 2003 and 2002, no forfeitures were used to offset employer contributions.

(f)	Vesting

Participants are immediately vested in their voluntary contributions. Vesting in sponsor contributions is determined based upon a participant’s years of service. The following schedules indicate the vesting percentages for the 2003 and 2002 plan years:

Years of service	Vested percentage
Less than 1 year	0%
1	25%
2	50%
3	75%
4	100%

In the event of death or total and permanent disability, all amounts credited to such participant’s account shall become fully vested.

Danka 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2003 and 2002

(g)	Participant Loans

Eligible participants, with a vested account balance of at least $2,000, may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund and the participant loan fund. Loan terms range from six months to five years. The loans are secured by the balance in the participant’s account and bear interest at prime interest rate of the previous quarter before the loan was made, plus 1%.

(h)	Payment of Benefits

Upon retirement, death or termination of service, a participant may elect to receive either a lump sum amount equal to the value of his or her account, a direct rollover, or annuity payments for the life of the participant.

(i)	Plan Termination

Although it has not expressed any intention to do so, the Sponsor has the right under the Plan to terminate the Plan. In the event of plan termination, each participant shall immediately become 100% vested and receive his individual account balance in accordance with the Plan provisions in effect at the time of the Plan termination.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared under the accrual method of accounting.

(b)	Investment Valuation and Income Recognition

The Plan’s investments in common stocks and mutual funds are stated at fair market value. Fair market value is determined as of the close of business on the last day of the plan year. The fair value of the participation units owned by the Plan in the common collective trusts fund are based on quoted redemption values on the last business day of the plan year. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded at the ex-dividend date.

(c)	Use of Estimates

The preparation of financial statement in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results differ from those estimates.

(d)	Payment of Benefits

Benefits are recorded when paid.

(e)	Reclassifications

Certain prior year amounts have been reclassified and conform to the current year presentation.

Danka 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2003 and 2002

(3)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2003 and 2002:

		2003		2002
Danka Business Systems PLC Common Stock		$37,304,958		43,817,886
ML Equity Index Trust		20,571,485		16,494,712
Davis New York Venture Fund		27,133,166		21,455,200
ML Retirement Preservation Trust		44,902,042		43,630,096
AIM Equity Constellation Fund		14,720,589		12,097,700
ML US Government Mortgage Fund Class A	(a)	10,400,520		10,823,218
ML Global Allocation Fund		11,972,160	(a)	8,943,574

(a) Less than 5% in the year.

During 2003 and 2002, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value by $26,255,678, and $18,012,493, respectively, as follows:

	2003	2002
Investments at fair value as determined by quoted market price:
Appreciation (depreciation)
Common stocks	$983,740	$39,090,722
Common/collective trusts	4,587,627	(4,881,900)
Mutual Funds	20,684,311	(16,196,329)

Net appreciation in fair value of investments	$26,255,678	$18,012,493

(4)	Transactions With Parties-in-Interest

The Plan held investments in trust funds invested by the Trustee, which includes the common stock of the sponsor, with a fair value of $132,957,777 and $128,937,312 at December 31, 2003 and 2002, respectively.

The Plan held investments in the common stock of the Sponsor with a fair value of $37,304,958 and $43,817,886 at December 31, 2003 and 2002, respectively.

Danka 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2003 and 2002

(5)	Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 21, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt

(6)	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.

2003
Net assets available for benefits	$215,002,547
Less Benefits Payable	190,500

Net assets available per Form 5500	$214,812,047

Benefit payments per statement of changes	$21,838,773
Plus Benefits Payable	190,500

Net benefits payable per Form 5500	$22,029,273

The plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(7)	Risks and Uncertainties

The plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Danka 401(k) Profit Sharing Plan

Schedule H, Line 4i

Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2003

(a) (b)	(c)	(e)
Identity of Party Involved	Description of Investment	Fair Value
Common stocks:
* Danka Business System PLC	8,478,400 shares of Danka Business Systems PLC Common Stock	$37,304,958
Eastman Kodak	41,187 shares of Eastman Kodak Common Stock	1,057,273

	Total common stocks	38,362,231

Common/Collective Trusts:
* Merrill Lynch Trust Company	44,902,042 units of Merrill Lynch Retirement Preservation Trust	44,902,042
* Merrill Lynch Trust Company	255,928 units of Merrill Lynch Equity Index Trust	20,571,485

	Total common/collective trusts	65,473,527

Mutual Funds:
Davis Venture Advisors	985,943 units of Davis New York Venture Fund	27,133,166
AIM Management	684,360 units of AIM Equity Constellation Fund	14,720,589
* Merrill Lynch Trust Company	1,013,696 units of Merrill Lynch US Govt Mortgage Fund Class A	10,400,520
* Merrill Lynch Trust Company	797,612 units of Merrill Lynch Global Allocation Fund	11,972,160
Templeton	598,077 units of Templeton Foreign Fund	6,363,535
Alliance	303,398 units of AllianceBerstein Small Cap	6,222,685
PIMCO	378,908 units of PIMCO Total Return Fund Class A	4,058,100
PIMCO	187,602 units of PIMCO Long-term US Government	2,029,853
Seligman	78,462 units of Seligman Communications	4,102,836
* Merrill Lynch Trust Company	66,876 units of Merrill Lynch Basic Value Fund	2,043,738
Davis Venture Advisors	49,590 units of Davis Series Financial Class A	1,813,509
* Merrill Lynch Trust Company	109,401 units of Merrill Lynch Fundamental Growth Fund Class A	1,811,684
Davis Venture Advisors	52,769 units of Davis Series Inc Real Estate	1,599,942
* Merrill Lynch Trust Company	72,126 units of Merrill Lynch Aggregate Bond Index Fund	786,890
Eaton Vance Worldwide	150,132 units of EV Worldwide Health Services	1,498,313
* Merrill Lynch Trust Company	56,425 units of Merrill Lynch Small Capital Value Fund	1,454,061
Franklin	34,654 units of Franklin Small-Mid Cap Growth Fund	1,047,231
* Merrill Lynch Trust Company	41,687 units of Merrill Lynch Eurofund Class A	597,797
John Hancock	43,905 units of John Hancock Bond Fund	675,699
Oakmark	33,625 units of Oakmark Equity & Income Fund	738,744
Templeton	45,783 units of Templeton Developing Markets	686,284
* Merrill Lynch Trust Company	28,175 units of Merrill Lynch International Index	270,203
Invesco	13,536 units of Invesco Energy Fund	276,815
Calvert	6,093 units of Calvert Social Invest Fund	157,760
* Merrill Lynch Trust Company	288,234 units of CMA Money Fund	288,234
* Merrill Lynch Trust Company	28,432 units of Merrill Lynch Dragon Fund Class A	255,601
Dreyfus Premier Tech	23,923 units of Dreyfus Premier Tech	549,517
* Merrill Lynch Trust Company	17,329 units of Merrill Lynch Latin American Fund	298,404
GAM	30,413 units of GAM Japan Capital Fund	194,336
ABN	9,823 units of ABN Amro/Veredus Aggressive Growth Fund	152,849

	Total mutual funds	104,201,055

Loans:
Various	Participant loans at interest rates of 5.00% to 10.50%	5,904,699

Total	Total	$213,941,512

*Party-in-interest to the Plan

Historical Cost not presented as all investments are participant directed

SIGNATURES

The Danka 401(k) Profit Sharing Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Danka 401(k) Profit Sharing Plan
(Name of Plan)

Dated: July 13, 2004

	By:	/s/ Keith J. Nelsen
(Signature)

	By:	Keith J. Nelsen
	Its:	Senior Vice President and General Counsel